HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 August 21, 2009

Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation
            File No. 000-52419


     This office represents Holloman Energy Corporation ("the Company"). In reference to the staff's letter dated July 31, 2009, please be advised that the Company will attempt to have its responses to the comments raised in your letter by August 31, 2009.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.



                                By
                                     William T. Hart